Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED

Approximately 42,870,000 Shares of Class A common stock

Offered Pursuant to Non-Transferable Rights Distributed to Stockholders of ICO Global Communications

(Holdings) Limited – NASDAQ “ICOG”

February 17, 2010

THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON MARCH 9, 2010, UNLESS EXTENDED BY ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED.

Dear Stockholder:

This notice is being distributed by ICO Global Communications (Holdings) Limited (the “Company”) to all holders of record of its Class A common stock, par value $0.01 per share and Class B common stock, par value $0.01 per share, as of 5:00 p.m., New York time, on February 8, 2010 (the “Record Date”), in connection with an offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Class A common stock of the Company. The Rights, the Rights Offering and the Class A common stock to be received upon exercise of the Rights are described in the Company’s enclosed Prospectus Supplement, dated February 17, 2010 (the “Supplement”).

In the Rights Offering, the Company is offering an aggregate of approximately 42,870,000 shares of its Class A common stock, as described in the Supplement.

You will receive one Right for each share of Class A common stock and one Right for each share of Class B common stock owned as of the Record Date. Each Right will entitle you to purchase 0.2056 of a share of Class A common stock (the “Basic Subscription Privilege”) at the cash price of $0.70 per share (the “Subscription Price”). In addition, each holder of Rights that exercises its Basic Subscription Privilege in full will be eligible to purchase any portion of the shares of Class A common stock not purchased by other stockholders of the Company through the exercise of their Basic Subscription Privilege at the same Subscription Price of $0.70 per share (the “Over-Subscription Privilege”). If over-subscription requests exceed the number of shares of Class A common stock available for purchase in the rights offering, the Company will allocate the available shares of Class A common stock pro rata among each stockholder that exercises the Over-Subscription Privilege in proportion to the number of shares of Class A common stock and Class B common stock owned by such stockholder on the Record Date, relative to the number of shares owned on the Record Date by all stockholders exercising the Over-Subscription Privilege. Fractional shares will not be issued in the Rights Offering. Fractional shares will be rounded up to the nearest whole number, with the total subscription payment being adjusted accordingly. We have arranged for standby purchasers to purchase any shares of Class A common stock that are not purchased by our other stockholders in the Rights Offering, up to an aggregate maximum commitment of approximately $30 million, subject to certain conditions. We will honor first the Basic Subscription Privileges and Over-Subscription Privileges of stockholders as of the Record Date before purchases are made pursuant to these standby purchase arrangements.

The Rights will expire if they are not exercised by 5:00 p.m., New York time, on March 9, 2010, unless the Company extends the Rights Offering period as described in the Supplement (such date and time, as it may be extended, the “Expiration Date”). The Company has no current intention of extending the Expiration Date. All exercises of the Rights are irrevocable. You should read the Supplement carefully before deciding whether to exercise your Rights.

Your Rights will be evidenced by the accompanying non-transferable subscription rights certificate (the “Subscription Rights Certificate”) registered in your name(s) which, if not exercised, will cease to have any value as of the Expiration Date.

Enclosed are copies of the following documents:

1.	The Supplement;

2.	Your Subscription Rights Certificate;

3.	Instructions as to Use of the Company’s Subscription Rights Certificates; and

4.	A return envelope addressed to BNY Mellon Shareowner Services, the subscription agent.

Your prompt action is requested. To exercise your Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Class A common stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the subscription agent prior to 5:00 p.m. New York time on the Expiration Date, as indicated in the Supplement. The subscription agent must receive the Subscription Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Date.

Additional copies of the enclosed materials may be obtained from BNY Mellon Shareowner Services, the subscription agent for this Subscription Offer, at 480 Washington Blvd., Jersey City, New Jersey 07310. You may call BNY Mellon Shareowner Services at (866) 289-2089 (Toll Free) from within U.S., Canada or Puerto Rico and at (201) 680-6579 (Collect) from outside the U.S., Canada or Puerto Rico.

As always, thank you for your investment in, and continued support of, ICO Global Communications (Holdings) Limited.

Very truly yours,

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED